

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Orestes Fintiklis
Vice-Chairman
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

> **Re: Mondee Holdings, Inc.**
> **Schedule TO-I filed September 16, 2022, as amended on October 7, 2022**
> **File No. 005-92154**

Dear Orestes Fintiklis:

　　We have reviewed your October 17, 2022 response to our comment letter and have the following comment:

Schedule TO filed September 16, 2022, as amended on October 7, 2022

General

1. We have reviewed your response to prior comment 2, and we are unable to agree with the Company's conclusion that the Consent Solicitation does not constitute a "solicitation" as that term is defined in Exchange Act Rule 14a-1(l).

　　Please direct any questions to Perry Hindin at 202-551-3444.

> Sincerely,
>
> Division of Corporation Finance
> Office of Mergers & Acquisitions

cc:　　Michael Lee